O L S H A N	1325 AVENUE OF THE AMERICAS ● NEW YORK, NEW YORK 10019 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  RNEBEL@OLSHANLAW.COM

DIRECT DIAL:  212.451.2279

October 30, 2023

VIA EDGAR AND ELECTRONIC MAIL

Daniel Duchovny
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	LifeVantage Corporation (“LifeVantage” or the “Company”)
Definitive Additional Soliciting Materials Filed by Bradley L. Radoff et al. (the “Radoff-Sudbury Group”)
Filed October 25, 2023 (the “October 25 DFAN”)
File No. 001-35647

Dear Mr. Duchovny:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated October 27, 2023 (the “Staff Letter”), with regard to the above-referenced October 25 DFAN filed by the Radoff-Sudbury Group. On September 25, 2023, the Radoff-Sudbury Group filed a definitive proxy statement (the “Proxy Statement”) with the SEC in connection with the Company’s fiscal year 2024 annual meeting of stockholders scheduled to be held on November 6, 2023 (the “Annual Meeting”). We have reviewed the Staff Letter with the Radoff-Sudbury Group and provide the following responses on its behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Definitive Additional Soliciting Materials

Press Release, page 1

1.	You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for your statements listed below. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9.
1.	“Uncovers LifeVantage’s Troubling Pay-for-Play Tactics...”

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

October 30, 2023

2.	“Believes Recent Letter Represents a Paid Advertisement and Fake Endorsement Placed by LifeVantage to Trick Stockholders into Believing a Critical Mass of Consultants Support Long-Tenured Chairman Garry Mauro and Other Targeted Directors”
3.	“Urges Stockholders to Vote for Aligned and Ethical Nominees...” (emphasis added)
4.	“…[certain LifeVantage directors] have resorted to seemingly deceitful and unethical measures to try to win stockholders’ support.”
5.	“…the recently issued letter purportedly signed by LifeVantage consultants…represents little more than an undisclosed advertisement and bogus endorsement.”
6.	“…our Group has grown increasingly troubled about certain additional undisclosed conflicts that have come to light in recent days…”

The Radoff-Sudbury Group acknowledges the Staff’s comment and provides the following on a supplemental basis. Members of the Radoff-Sudbury Group have had multiple conversations with certain former employees, including former high-ranking c-suite executives, who have privately informed the Radoff-Sudbury Group that Tyler Daniels is a personal friend of Chairman Garry Mauro and has received compensation from the Company to promote the Company’s new “Evolve” compensation plan over and above his commissions earned as a distributor. During these conversations, such sources also disclosed certain apparent conflicts of interest with competitors within LifeVantage’s current distributor framework, which the Radoff-Sudbury Group formally raised to the Board’s attention in a private letter for appropriate investigation and remediation, as referenced in statement number 6 above.1

Such sources have requested that the Radoff-Sudbury Group keep their identities confidential based on what we believe are very reasonable concerns of potential retribution and litigation against the sources by Mr. Mauro, who we understand has a history of being litigious. Therefore, we are not including the specific identity of such sources in this response letter in order to avoid an inadvertent leak of such identities if this letter or its contents were ever to become public.

With respect to the specific quotations noted above, the Radoff-Sudbury Group believes that statement number 1 is a fair and accurate description of Mr. Daniels’ compensation in connection with his promotion of the Company’s “Evolve” compensation plan.

1 On October 29, 2023, the Company formally responded to the Radoff-Sudbury Group’s private letter advising that it will “investigate thoroughly, objectively, and independently and will take whatever actions are necessary to continue to protect the Company once it is done reviewing the matters in [the Radoff-Sudbury Group’s] letter.”

October 30, 2023

Further, the Radoff-Sudbury Group notes that statements number 2, 4 and 5 are properly qualified as the Radoff-Sudbury Group’s belief, which belief the Radoff-Sudbury Group believes is reasonable based on the information in its possession. The Radoff-Sudbury Group has serious concerns that given the undisclosed compensatory relationship between Mr. Daniels and the Company with respect to the “Evolve” compensation plan, Mr. Daniels may be receiving similar additional compensation with respect to his role in “organizing the coalition of signers” referenced in the coalition’s October 12, 2023 press release (the “October 12 Press Release”).2 The Radoff-Sudbury Group is also concerned that the open letter referenced in the October 12 Press Release may have been “ghost-written” by the Company’s activism defense advisors to aid Mr. Daniels in what the Radoff-Sudbury Group believes was a request initiated by or on behalf of the Company to gather support from LifeVantage’s marketing consultants (similar to how Mr. Daniels was compensated by the Company to promote the new “Evolve” compensation plan to the sales force). The Radoff Sudbury-Group believes this represents an attempt to confuse and mislead stockholders into believing such support was truly independent.

In the Radoff-Sudbury Group’s view, the Company’s October 25, 2023 press release3 (the “October 25 Press Release”) amounts to a tacit admission that its advisors aided in the procurement of the October 12 Press Release. While the Company states that it “took no part in drafting the consultant’s statement”4 it conspicuously fails to respond to the Radoff-Sudbury Group’s assertion that “we suspect [the open letter] was written by the Board and/or its ever-expanding group of activism defense advisors.”5 Furthermore, the October 25 Press Release failed to address the substantive issue in the October 25 DFAN that Mr. Daniels is a personal friend of Mr. Mauro and a paid surrogate of the Company, giving further credence to the Radoff-Sudbury Group’s belief that the October 12 Press Release was orchestrated by or on behalf of the Company by a paid surrogate.

With respect to statement number 3, the Radoff-Sudbury Group acknowledges the Staff’s comment and respectfully stands by its claim that the Radoff-Sudbury Group’s nominees are ethical. Dayton Judd, Michael Lohner and Bradley L. Radoff are upstanding members of their communities without allegations of improprieties. Notwithstanding the foregoing, the Radoff-Sudbury Group will refrain from making such statements or properly qualify such statements as the Radoff-Sudbury Group’s belief in the future.

2.	Please provide us support for your disclosure that “We have learned through trusted sources that Mr. Daniels is also being paid by LifeVantage…”

The Radoff-Sudbury Group acknowledges the Staff’s comment and respectfully refers the Staff to the response to Comment #1 above, specifically with respect to the information received from former senior employees of LifeVantage that Mr. Daniels has received compensation from the Company to promote the Company’s new “Evolve” compensation plan. Again, the Radoff-Sudbury Group respectfully notes that the Company did not dispute this accurate claim.

2 Nearly 300 Senior Marketing Consultants Announce Support for Existing LifeVantage Corporation (LFVN) Board of Directors, October 12, 2023, available at https://newsdirect.com/news/nearly-300-senior-marketing-consultants-announce-support-for-existing-lifevantage-corporation-lfvn-board-of-directors-820272876.

3 LifeVantage Responds to Radoff-Sudbury Group’s False Allegations, October 25, 2023, available at https://www.globenewswire.com/news-release/2023/10/25/2766737/0/en/LifeVantage-Responds-to-Radoff-Sudbury-Group-s-False-Allegations.html.

4 The October 25 Press Release.

5 The October 25 DFAN (emphasis added).

October 30, 2023

* * * * *

The Staff is invited to contact the undersigned with any comments or questions it may have. Thank you for your assistance.

Sincerely,

/s/ Ryan Nebel

Ryan Nebel